Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                             Subject Company: New December, Inc.
                                              Commission File Number: 333-101052


On February 5, 2003, Dreyer's Grand Ice Cream, Inc, issued the following press release:

                   DREYER'S GRAND ICE CREAM, INC. ANNOUNCES
   THE FILING OF AMENDMENT 3 TO FORM S-4 REGISTRATION STATEMENT FOR NESTLE
                                   TRANSACTION

(Oakland, CA, February 5, 2003) - Dreyer's Grand Ice Cream, Inc. (NNM: DRYR) (Dreyer's) announced today that New December, Inc., a wholly-owned subsidiary of Dreyer's, has filed Amendment 3 to its Form S-4 Registration Statement filed with the Securities and Exchange Commission (SEC) in connection with the proposed transactions among Dreyer's, Nestle Ice Cream Company, LLC (NICC), and Nestle Holdings, Inc. (Nestle) to respond to comments received from the SEC as part of the SEC's review of the Form S-4. Upon completion of the transactions, Nestle will contribute 100% of NICC in exchange for approximately 55 million shares of New December, Inc. and the new holding company will hold both Dreyer's and NICC. Dreyer's common stock held by the public will be exchanged for a new share of stock of the new holding company that will permit its holders to sell some or all of their shares to the holding company for $83 during specified periods in the future and be subject to redemption by the holding company at the request of Nestle at $88 per share during a specified period in the future. The transactions will result in Nestle owning approximately 67 percent of Dreyer's outstanding shares.

Dreyer's manufactures and distributes ice cream and other frozen dessert products. The company's products are marketed under the Dreyer's brand name throughout the western states and Texas, and under the Edy's(R) name throughout the remainder of the United States. Dreyer's (together with Edy's) is the best selling brand of packaged ice cream in the country. Internationally, the Dreyer's brand extends to select markets in the Far East and the Edy's brand to the Caribbean and South America. Brands currently manufactured and distributed by Dreyer's include Grand, Grand Light(R), Homemade, Dreamery(R), Whole Fruit(TM) Sorbet, M&M/Mars, Starbucks(R), Godiva(R) and Healthy Choice(R). For more information on the company, please visit WWW.DREYERSINC.COM.
                                              ------------------

Edy's, the Dreyer's and Edy's logo design, Dreamery, Grand Light, Homemade, Whole Fruit, are all trademarks or tradenames of Dreyer's Grand Ice Cream, Inc. All other trademarks and tradenames are owned by their respective companies. (C) 2002 by Dreyer's Grand Ice Cream, Inc. All rights reserved.

                                    * * *

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's") with the Securities and Exchange Commission ("SEC"), that could cause actual results to differ materially from those described in the forward-looking statements.

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INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS
REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of the proxy statement/prospectus filed by New December, Inc. with the SEC and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from Dreyer's as described above.